UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2010
Commission Filing Number: 001-33398

Simcere Pharmaceutical Group
(Translation of registrant’s name into English)

No. 699-18 Xuan Wu Avenue,
Xuan Wu District, Nanjing
Jiangsu Province 210042
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIMCERE PHARMACEUTICAL GROUP
FORM 6-K

Page
Signature	3
Exhibit 99.1 — Press Release	4

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Simcere Pharmaceutical Group
By:	/s/ Zhigang Zhao
Name:	Zhigang Zhao
Title:	Chief Financial Officer

DATE: March 16, 2010

Exhibit 99.1
SIMCERE PHARMACEUTICAL GROUP REPORTS UNAUDITED FOURTH QUARTER AND FISCAL YEAR 2009 RESULTS
NANJING, CHINA, March 16, 2010 — Simcere Pharmaceutical Group (“Simcere” or the “Company”) (NYSE: SCR), a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded generic and proprietary pharmaceuticals in China, today reported unaudited financial results for the quarter and the fiscal year ended December 31, 2009.
Highlights
•	Total revenue was RMB539.4 million (US$79.0 million) for the fourth quarter of 2009, compared to RMB466.9 million for the same period in 2008, representing sequential growth of 15.5%. For the full year of 2009, total revenue was RMB1,850.0 million (US$271.0 million), which represented an increase of 6.3% from RMB1,741.1 million for the full year of 2008.

•	Gross margin for the fourth quarter of 2009 was 83.1%, compared to 83.1% for the same period in 2008. For the full year of 2009, gross margin was 82.6%, increased from 81.6% for the full year of 2008.

•	Income from operations was RMB44.9 million (US$6.6 million) for the fourth quarter of 2009, a decrease of 38.2% from RMB72.7 million for the same period in 2008. For the full year of 2009, income from operations was RMB172.9 million (US$25.3 million), which represented a decrease of 51.6% from RMB357.0 million for the full year of 2008.

•	Net income attributable to Simcere was RMB17.7 million (US$2.6 million) for the fourth quarter of 2009, a decrease of 65.9% from RMB51.7 million for the same period in 2008. For the full year of 2009, net income was RMB119.5 million (US$17.5 million), which represented a decrease of 65.9% from RMB350.2 million for the full year of 2008.
“We are pleased to end 2009 with positive top-line growth while maintaining steady gross margin,” commented Mr. Jinsheng Ren, Chairman and Chief Executive Officer of Simcere. “In particular, for the fourth quarter, we were encouraged by the strong performance of Edavarone as well as increased sales of Endu. However, the combination of higher sales and marketing expenses associated with the promotion of new drugs and increased research and development expenses impacted our operating income.”
“We are confident that 2010 will be a year of growth for Simcere,” continued Mr. Ren. “As national and provincial drug reimbursement lists are expected to be implemented in the second half of the year, we are optimistic that a number of our key products will experience greater market demand. In addition, we expect to receive multiple new drug approvals in 2010 which will further strengthen Simcere’s product portfolio.”
Mr. Ren concluded: “Last month we were pleased to announce that Zanamivir received SFDA approval and that industry veteran, Dr. Yehong Zhang has joined Simcere as president. These important announcements highlight our commitment to strengthening Simcere’s management team while continuously investing in research and development to increase our competitiveness for the mid-to-long term.”

2009 Fourth Quarter and Full Year Financial Results
Total revenue for the fourth quarter of 2009 was RMB539.4 million (US$79.0 million), compared to RMB466.9 million for the same period in 2008, representing sequential growth of 15.5%. For the full year of 2009, total revenue was RMB1,850.0 million (US$271.0 million), which represented an increase of 6.3% from RMB1,741.1 million for the full year of 2008.
Revenue from edaravone injection products under the brand names Bicun and Yidasheng totaled RMB211.7 million (US$31.0 million) for the fourth quarter of 2009, which was 39.3% of the Company’s product revenue for the fourth quarter of 2009, and represented an increase of 9.8% from RMB192.7 million for the same period in 2008. For the full year of 2009, revenue from Bicun and Yidasheng totaled RMB745.4 million (US$109.2 million), which represented an increase of 14.5% from RMB651.2 million for the full year of 2008.
Revenue from Endu, the Company’s patented anti-cancer biotech product, amounted to RMB34.0 million (US$5.0 million) in the fourth quarter of 2009, which was 6.3% of the Company’s product revenue for the fourth quarter of 2009 and represented a decrease of 41.6% from RMB58.1 million for the same period in 2008. For the full year of 2009, revenue from Endu totaled RMB124.2 million (US$18.2 million), which represented a decrease of 48.1% from RMB239.4 million for the full year of 2008.
Revenue from Sinofuan, a 5-FU sustained release implant for the treatment of cancer, amounted to RMB30.6 million (US$4.5 million) for the fourth quarter of 2009, which was 5.7% of the Company’s product revenue for the fourth quarter of 2009, and represented an increase of 54.8% from RMB19.8 million for the same period in 2008. For the full year of 2009, revenue from Sinofuan totaled RMB126.3 million (US$18.5 million), which represented an increase of 205.1% from RMB41.4 million for the full year of 2008.
Revenue from other first-to-market products including Jiebaishu, a nedaplatin product and Anxin, a biapenem injection, amounted to RMB10.0 million (US$1.5 million), which was 1.9% of the Company’s product revenue for the fourth quarter of 2009, and represented an increase of 70.0% from RMB5.9 million for the same period in 2008. For the full year of 2009, revenue other first-to-market products totaled RMB37.7 million (US$5.5 million), which represented an increase of 104.6% from RMB18.4 million for the full year of 2008.
Revenue from other branded generic products including Zailin and Yingtaiqing, amounted to RMB201.9 million (US$29.5 million), which was 37.5% of the Company’s product revenue for the fourth quarter of 2009, and represented an increase of 6.1% from RMB190.3 million for the same period in 2008. For the full year of 2009, revenue from other branded generic products totaled RMB753.1 million (US$110.4 million), which represented a decrease of 4.2% from RMB786.4 million for the full year of 2008.
Gross margin for the fourth quarter of 2009 was 83.1%, compared to 83.1% for the same period in 2008. For the full year of 2009, gross margin was 82.6%, increased from 81.6% for the full year of 2008.
Research and development expenses for the fourth quarter of 2009 totaled RMB50.1 million (US$7.3 million), which represented an increase of 47.6% from RMB34.0 million for the same period in 2008. This increase was primarily due to the launch of new research and development projects and increased research and development headcount as a result of the Company’s continued expansion of its research and development activities. As a percentage of total revenue, research and development expenses were 9.3% for the fourth quarter of 2009, compared to 7.3% for the same period in 2008. For the full year of 2009, research and development expenses totaled RMB133.0 million (US$19.5 million), compared to RMB86.1 million for the full year of 2008, representing year-over-year growth of 54.5%.
Sales, marketing and distribution expenses for the fourth quarter of 2009 were RMB297.0 million (US$43.5 million), which represented an increase of 31.5% from RMB225.8 million for the same period in 2008. As a percentage of total revenue, sales, marketing and distribution expenses were 55.1% for the fourth quarter of 2009, compared to 48.4% for the same period in 2008. This increase was primarily due to the costs of restructuring the Endu sales team and increased promotion expenses to market new drugs such as Anxin and Sinofuan. For the full year of 2009, sales, marketing and distribution expenses were RMB999.5 million (US$146.4 million), which represented an increase of 27.7% from RMB783.0 million for the full year of 2008.

General and administrative expenses were RMB56.3 million (US$8.3 million) for the fourth quarter of 2009, which represented an increase of 1.3% from RMB55.6 million for the same period in 2008. As a percentage of total revenue, general and administrative expenses decreased to 10.4% for the fourth quarter of 2009 from 11.9% for the same period in 2008. For the full year of 2009, general and administrative expenses were RMB222.1 million (US$32.5 million), which represented an increase of 14.4% from RMB194.2 million for the full year of 2008.
Share-based compensation expense, which was allocated to research and development expenses, sales, marketing and distribution expenses, and general and administrative expenses, based on the nature of the work that the employee was assigned to perform, totaled RMB6.0 million (US$0.9 million) for the fourth quarter of 2009. Share-based compensation expenses for the fourth quarter of 2008 were RMB5.7 million. For the full year of 2009, share-based compensation expenses totaled RMB23.7 million (US$3.5 million), which represented a decrease of 7.3% from RMB25.5 million for the full year of 2008.
Income from operations was RMB44.9 million (US$6.6 million) for the fourth quarter of 2009, which represented a decrease of 38.2% from RMB72.7 million for the same period in 2008. For the full year of 2009, income from operations was RMB172.9 million (US$25.4 million), which represented a decrease of 51.6% from RMB357.0 million for the full year of 2008.
Income tax expense for the fourth quarter of 2009 was RMB7.2 million (US$1.1 million), compared to RMB13.0 million for the same period in 2008. The decrease in income tax expense for the fourth quarter of 2009 was primarily due to the decrease of the net income and the entitlement of the preferential tax treatment. For the full year of 2009, income tax expense was RMB16.0 million (US$2.3 million) compared to RMB49.3 million for the full year of 2008.
Net income attributable to Simcere was RMB17.7 million (US$2.6 million) for the fourth quarter of 2009, compared to RMB51.7 million for the same period in 2008. Net income margin was 3.3% for the fourth quarter of 2009, compared to 11.1% for the fourth quarter of 2008. For the full year of 2009, net income was RMB119.5 million (US$17.5 million), which represented a decrease of 65.9% from RMB350.2 million for the same period in 2008. Net margin for the full year of 2009 was 6.5% as compared to 20.1% for the full year of 2008.
Basic and diluted earnings per American Depository Share (“ADS”) for the fourth quarter of 2009 were RMB0.32 (US$0.05) and RMB0.31 (US$0.05), respectively. Basic and diluted earnings per ADS for the full year of 2009 were RMB2.08 (US$0.30) and RMB2.05 (US$0.30), respectively. One ADS represents two ordinary shares of the Company.
As of December 31, 2009, the Company had cash, cash equivalents and restricted cash of RMB458.1 million (US$67.1 million), compared to RMB813.8 million as of December 31, 2008.
Financial Statements
The unaudited condensed consolidated statements of income and balance sheets accompanying this press release have been prepared by management using U.S. GAAP. These financial statements are not intended to fully comply with U.S. GAAP because they do not present all of the financial statements and disclosures required by U.S. GAAP.
The unaudited financial statements are subject to the completion of the Company’s normal year end closing procedures including the annual impairment review of goodwill and the purchase price allocation in respect of the Company’s acquisitions in 2009 and are subject to change.

Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. In particular, the quotations from management in this press release contain forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Further information regarding these and other risks is included in Simcere’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. Simcere does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Conference Call
Simcere Pharmaceutical Group will host a conference call to discuss the Company’s results for the fourth quarter and full year of 2009 on Tuesday, March 16, at 8:00 a.m. Eastern Time (Tuesday, March 16 at 8:00 p.m. Beijing/Hong Kong time). The management team will be on the call to discuss the results for fourth quarter and full year of 2009 and to answer questions.
To access the conference call, please dial:

United States toll-free dial-in number:	+1 800 901 5213
United States toll/International dial-in number:	+1 617 786 2962
South China toll-free/Chine Telecom dial-in number:	+86 10 800 130 0399
North China toll-free/China Telecom dial-in number:	+86 10 800 152 1490
South China toll-free/China Netcom dial-in number:	+86 10 800 852 1490
Hong Kong dial-in number:	+852 3002 1672
Please ask to be connected to Simcere’s Q4 2009 earnings call and provide the following passcode: 65611658. Simcere will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the Company’s web site at www.simcere.com.
Following the earnings conference call, an archive of the call will be available by dialing:

United States toll-free dial-in number: United States toll/International dial-in number:	+1 888 286 8010 +1 617 801 6888
The passcode for replay participants is: 88577131. The telephone replay also will be archived on the “Investor Relations” section of the Company’s web site for seven days following the earnings announcement.
About Simcere Pharmaceutical Group
Simcere Pharmaceutical Group (NYSE:SCR, Simcere) is a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded generic and proprietary pharmaceuticals in China. In recent years, Simcere has been focusing its strategy on the development of innovative pharmaceuticals and first-to-market generics, and has introduced an innovative anti-cancer medication Endu, a first-to-market medication Sinofuan, and first-to-market generics such as Bicun and Anxin. Simcere manufactures and sells antibiotics, anti-cancer medication, stroke management medication and biopharmaceutical drugs such as vaccines. Simcere concentrates its research and development efforts on the treatment of diseases with high incidence and/or mortality rates and for which there is a clear demand for more effective pharmacotherapy such as cancer, strokes, orthopaedics and infectious diseases. For more information about Simcere Pharmaceutical Group, please visit www.simcere.com.

Investor and Media Contacts:
Email: ir@simcere.com

In Nanjing:	In the United States:
Frank Zhao	Kate Tellier
Chief Financial Officer	Brunswick Group
Simcere Pharmaceutical Group	Tel: 1-212-333-3810
Tel: 86-25-8556-6666 ext 8818

In Beijing:	In Hong Kong:
Ruirui Jiang	Joseph Lo Chi-Lun
Brunswick Group	Brunswick Group
Tel: 86-10-6566-2256	Tel: 852-3512-5000

SIMCERE PHARMACEUTICAL GROUP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(AMOUNTS EXPRESSED IN THOUSANDS, EXCEPT SHARE AND ADS DATA)

	Three months ended December 31,			Year ended December 31,
	2008	2009	2009	2008	2009	2009
	RMB	RMB	USD	RMB	RMB	USD
Product revenue	466,849	538,074	78,828	1,736,832	1,836,585	269,061
Other revenue	55	1,279	187	4,311	13,386	1,961

Total revenue	466,904	539,353	79,015	1,741,143	1,849,971	271,022
Cost of materials and production	(78,880)	(90,979)	(13,328)	(320,882)	(322,456)	(47,240)

Gross profit	388,024	448,374	65,687	1,420,261	1,527,515	223,782

Operating expenses:
Research and development expenses	(33,969)	(50,129)	(7,344)	(86,089)	(132,981)	(19,482)
Sales, marketing and distribution expenses	(225,772)	(296,990)	(43,509)	(782,960)	(999,519)	(146,430)
General and administrative expenses	(55,631)	(56,339)	(8,254)	(194,233)	(222,118)	(32,540)

Income from operations	72,652	44,916	6,580	356,979	172,897	25,330

Interest income	4,198	1,458	214	34,302	8,861	1,298
Interest expense	(998)	(3,446)	(505)	(4,693)	(12,126)	(1,777)
Foreign currency exchange (losses)/gains	(1,348)	32	5	39,879	382	56
Other income	—	1,880	275	1,104	2,971	435
Equity in losses of equity method affiliated companies	—	(1,022)	(150)	—	(1,022)	(150)

Earnings before income taxes	74,504	43,818	6,419	427,571	171,963	25,192

Income tax expense	(12,961)	(7,199)	(1,055)	(49,285)	(16,030)	(2,348)

Net Income	61,543	36,619	5,364	378,286	155,933	22,844

Less: Net income attributable to the noncontrolling interest	(9,832)	(18,960)	(2,778)	(28,135)	(36,429)	(5,337)

Net income attributable to Simcere	51,711	17,659	2,586	350,151	119,504	17,507

Earnings per share attributable to Simcere:
Basic	0.42	0.16	0.02	2.80	1.04	0.15

Diluted	0.42	0.16	0.02	2.80	1.02	0.15

Earnings per ADS attributable to Simcere:
Basic	0.83	0.32	0.05	5.61	2.08	0.30

Diluted	0.83	0.31	0.05	5.60	2.05	0.30

Weighted average number of common shares:
Basic	124,491,009	111,042,270	111,042,270	124,921,934	115,099,258	115,099,258
Diluted	124,491,009	113,458,171	113,458,171	125,005,803	116,604,919	116,604,919

SIMCERE PHARMACEUTICAL GROUP
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(AMOUNTS EXPRESSED IN THOUSANDS)

	December 31,	December 31,	December 31,
	2008	2009	2009
	RMB	RMB	USD
Assets
Current assets
Cash, cash equivalents and restricted cash	813,766	458,145	67,119
Accounts and bills receivables, net	748,997	751,921	110,157
Inventories	95,948	99,355	14,556
Other current assets	49,048	98,851	14,481

Total current assets	1,707,759	1,408,272	206,313
Property, plant and equipment, net	463,059	744,713	109,101
Land use rights	114,624	146,158	21,412
Goodwill and intangible assets, net	453,455	924,018	135,369
Investments in and advance to affiliated companies	—	121,865	17,853
Other assets	39,325	58,035	8,503

Total assets	2,778,222	3,403,061	498,551

Liabilities
Current liabilities
Short-term borrowings and current installments of long-term debt	6,000	76,000	11,134
Accounts payables	25,219	41,439	6,071
Bills payables	—	110,810	16,234
Other payables and accrued liabilities	303,794	477,725	69,987

Total current liabilities	335,013	705,974	103,426
Long-term debt, excluding current installments	62,000	122,685	17,973
Deferred tax liabilities	59,358	147,782	21,650
Other liabilities	20,529	21,561	3,159

Total liabilities	476,900	998,002	146,208

Equity
Simcere shareholders’ equity
Ordinary shares at par	9,624	8,716	1,277
Additional paid-in capital	1,505,252	1,170,687	171,506
Accumulated other comprehensive loss	(82,130)	(43,886)	(6,429)
Retained earnings	820,279	939,783	137,679

Total Simcere shareholders’ equity	2,253,025	2,075,300	304,033
Noncontrolling interest	48,297	329,759	48,310

Total equity	2,301,322	2,405,059	352,343
Commitments and contingencies
Total liabilities and equity	2,778,222	3,403,061	498,551

Note:	The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00 = RMB6.8259 on December 31, 2009 as set forth in the H. 10 statistical release of the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on the reporting dates.